UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 30, 2021

Farmers National Banc Corp.

(Exact name of registrant as specified in its charter)

Ohio	001-35296	34-1371693
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 South Broad Street, P.O. Box 555, Canfield, Ohio	44406-0555
(Address of principal executive offices)	(Zip Code)

(330) 533-3341

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, No Par Value	FMNB	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

On July 30, 2021, Farmers National Banc Corp. (the “Company”) first mailed to shareholders a letter regarding its second quarter results, a copy of which is attached hereto as Exhibit 99.1.

Pursuant to General Instruction B.2 of Current Report on Form 8-K, the information in this Item 2.02 and Exhibit 99.1 is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section. Furthermore, the information in this Item 2.02 and Exhibits 99.1 shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended (the “Securities Act”) except as may be expressly set forth by specific reference in such filing.

Item 7.01	Regulation FD Disclosure.

On July 30, 2021, Farmers National Banc Corp. (the “Company”) first mailed to shareholders a letter regarding its second quarter results, a copy of which is attached hereto as Exhibit 99.1.

The shareholder letter is furnished herein, as part of this Item 7.01, as Exhibit 99.1. Pursuant to General Instruction B.2 of Current Report on Form 8-K, the information in this Item 7.01 and Exhibit 99.1 shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. Furthermore, the information in this Item 7.01 and Exhibit 99.1 shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act, except as may be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d)     Exhibits.

Exhibit Number	Description

99.1	Letter to Shareholders, dated July 30, 2021.

104	Cover Page Interactive Data file (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farmers National Banc Corp.

By:	/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer

Date: July 30, 2021

Exhibit 99.1

July 30, 2021

Dear Fellow Shareholders,

Vision is a destination – a fixed point to which we focus all effort. Strategy is a route – an adaptable path to get us where we want to go.—Simon Sinek, author and inspirational speaker

Your company has continued to focus on growth strategies throughout the pandemic. Our ultimate goal is to emerge from this unprecedented time stronger than we were when it began. The journey toward realizing this objective has required us to adapt quickly to evolving operational requirements and customer preferences, while remaining focused on our long-term strategic vision of growing both our geographic footprint and our talent.

I am pleased to share with you not only the results of another in a consecutive string of strong quarters, but to report on substantial progress in our long-term objectives in the M&A realm and in talent succession and development.

Welcoming Cortland Bank

Mergers and acquisitions are integral components of Farmers’ growth plan. Over the past five years our management team has successfully identified, completed, and integrated five bank mergers and an insurance agency merger. I’m very pleased that we have another acquisition underway. As announced on June 23, 2021, we entered into an agreement to acquire Cortland Bancorp Inc., the holding company for The Cortland Savings and Banking Company.

The experienced Farmers acquisition team is looking forward to closing this transaction in the 4th quarter of 2021 with an early 2022 system conversion of Cortland Bank customers to Farmers. This transaction will further solidify our market share in Trumbull and Mahoning Counties as well as expand our presence in the greater Cleveland area, furthering our strategy of building local scale throughout Northeast Ohio.

Once the merger is complete, Farmers will have approximately $4.1 billion in assets and 48 locations throughout Ohio and western Pennsylvania.

At the close of the transaction, James M. Gasior, Cortland’s President and CEO will join Farmers’ executive team as Senior Executive Vice President and Corporate Development Officer, and Timothy Carney, Cortland’s Executive Vice President and COO, will join Farmers as Senior Executive Vice President and Chief Banking Officer. Furthermore, Farmers intends to name two directors from Cortland’s Board to join Farmers’ Board of Directors.

I am excited by this partnership and invite you to join me in welcoming Cortland Bank to our Farmers Family.

Carl Culp Retirement

I consider Carl Culp, Farmers’ Senior Executive Vice President and Chief Financial Officer for the last 25 years, a true friend, trusted confidant, and an attentive shepherd of Farmers. With that said, Carl has chosen to retire, effective August 15, 2021. We will deeply miss Carl but also wish him the very best in his well-deserved retirement.

This decision ends Carl’s highly successful 36-year career in accounting and the financial services industry, with 32 years dedicated to Farmers. When Carl began his tenure as CFO, Farmers’ asset size was $319,471,846. At the end of this quarter, our asset size has grown to $3,260,058,000. Both I and the Board of Directors appreciate Carl’s significant contributions to both the stability and extraordinary growth trajectory. Carl exemplifies Farmers’ culture and has consistently led by example with his stalwart integrity and character.

Carl has agreed to provide advisory services for a period of time to ensure a seamless transition to his successor.

Troy Adair Newly Appointed CFO

I am pleased that Farmers has named Troy Adair as Executive Vice President of Finance. Troy, most recently with Premier Bank as Senior Vice President, Treasurer and Assistant Secretary, has an MBA in Finance and Accounting and 33 years of experience in banking. Upon Carl’s retirement, Troy will assume the Chief Financial Officer role. A native to the Mahoning Valley, Troy resides in Cortland, Ohio with his family.

While Troy has big shoes to fill, I’m confident that his appointment to this key role is reflective of Farmers’ pursuit of high performance and exceptional results for our stakeholders.

Conclusion

For most successful enterprises, values endure, the vision is clear but evolves, while the tactics required to realize the vision adapt responsibly to the times. Your company is committed to building long-term value for our shareholders by consistently performing at a high-level of organizational excellence.

As always, I am open to your calls, letters, and emails.

Very truly yours,

Kevin J. Helmick

President & CEO

IMPORTANT ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the proposed merger with Cortland Bancorp. (“Cortland”), Farmers National Banc Corp. (“Farmers”) will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Cortland and a prospectus of Farmers, as well as other relevant documents concerning the proposed transaction.

SHAREHOLDERS OF CORTLAND AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT FARMERS, CORTLAND, THE PROPOSED MERGER, THE PERSONS SOLICITING PROXIES WITH RESPECT TO THE PROPOSED MERGER AND THEIR INTERESTS IN THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement on Form S-4 (when available) and other documents filed with the SEC by Farmers through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Farmers will be available free of charge on Farmers’ website at https://www.farmersbankgroup.com or may be obtained from Farmers by written request to Farmers National Banc Corp., 20 South Broad Street, Canfield, Ohio 44406, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act.

The respective directors and executive officers of Farmers and Cortland and other persons may be deemed to be participants in the solicitation of proxies from Cortland shareholders with respect to the merger. Information regarding the directors and executive officers of Farmers is available in its proxy statement filed with the SEC on March 12, 2021 in connection with its 2021 Annual Meeting of Shareholders. Information regarding directors and executive officers of Cortland is available on its website at www.cortlandbank.com. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus to be included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.